SUPERIOR Diamonds Inc.

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

RECEIVED
2004 JUL 15 P 2:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY MAIL

04035554

July 7, 2004

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

SUPPL

Dear Sirs:

Re: Superior Diamonds Inc. (the "Company") - File 82-34752

Enclosed please find the Company's documents disseminated during the month of June 2004.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Superior Diamonds Inc.

Susy H. Horna
Corporate Secretary

PROCESSED
JUL 19 2004
THOMSON FINANCIAL

B

dlw 7/16

SUPERIOR *Diamonds Inc.*

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

News *Release*

SUPERIOR DIAMONDS INC.
NOW A BRITISH COLUMBIA CORPORATION

June 30, 2004

Vancouver, BC – **Superior Diamonds Inc. (SUP-TSXV)** announced that it has completed the continuation of its jurisdiction of incorporation from the Yukon Territory into British Columbia under the *Business Corporation's Act* (British Columbia) and has adopted new articles.

The continuation is not a reorganization, amalgamation or merger and will not alter shareholdings of the Company's shareholders.

-30-

For more information, please contact:

John G. Paterson, President
Thomas W. Beattie, Director
Superior Diamonds Inc.
#1650 - 701 West Georgia Street
Vancouver BC V7Y 1C6, Canada
Tel. (604) 806-0667/Fax (604) 688-5175
e-mail: info@superiordiamonds.ca